U.S. Securities and Exchange Commission
"450 5th Street, N.W."
"Washington, D.C. 20549"


"Re: CitiFunds Institutional Trust (the ""Registrant"")"

Ladies and Gentlemen:

"In accordance with Item 304(a)(3) of Regulation S-K, this is to" confirm that the Registrant has provided us with the disclosures concerning the Registrant's change in accountants that the Registrant has included in the Annual Reports relating "to Citi Institutional U.S. Treasury Reserves, Citi" Institutional Tax Free Reserves and Citi Institutional Cash Reserves (each a separate series of the Registrant) for their "fiscal years ended August 31, 2001. The disclosures have been" "included as supplemental information, outside of the Funds'" "financial statements, in the Annual Reports. We agree with the " disclosures made by the Registrant in response to Item 304 of Regulation S-K.

"Very truly yours,"

Deloitte & Touche LLP

"Boston, Massachusetts"
4/25/2002